impact
capital
Australia's Leading Legal Lender

F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Sydney
Melbourne
Perth
Auckland

[redacted]

01 August 2008

08004538

SEC No. 82-34925

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

SEC
Mail Processing
Section
AUG 11 2008
Washington, DC
100

Dear Sir/ Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect to the month of July 2008.

Sincerely,

Alison Hill

PROCESSED
AUG 29 2008
THOMSON REUTERS

dw 8/28

Impact capital
Australia's Leading Legal Lender
P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385
Brisbane
Sydney
Melbourne
Perth
Auckland

ASX / MEDIA RELEASE

4 July 2008

Key points

- The Company has secured a $5m increase to its BankWest facility as a funding buffer while pursuing a new capital management strategy to support growth
- Increased $55.5m facility provided on more flexible terms
- FY2008 earnings guidance reaffirmed
- Gross loan book for FY2008 at high end of guidance ($55m to $65m)
- BankWest facility drawn to $45m at June 30, 2008
- Strong customer demand for product range continues unabated
- Robust loan repayments achieved reflecting the strength of the business model, its systems and processes.

Impact secures $5m debt funding buffer and pursues new capital management strategy

EXPANDING niche lender Impact Capital Limited (ASX Code: ICD) has negotiated a $5 million increase in the Company's BankWest loan facility to $55.5 million on more flexible terms.

The new arrangement with the Bank of Western Australia Limited (a wholly owned subsidiary of HBOS) remains subject only to finalisation of associated documentation.

Managing Director Russell Templeton said he was very pleased with the revised BankWest facility and the terms which had been obtained in difficult and volatile times for global credit markets.

"The additional funding has been put in place as a prudential buffer while the Company pursues a capital management strategy which aims to ensure we have in place the most appropriate funding platform from which to drive further growth," Mr Templeton said.

"While the cost of funds under the facility has increased in line with the higher margins now being required by major banks, we have secured more flexible terms and conditions, in particular the loan-to-value ratio (LVR), thereby optimising our ability to draw against the increased facility."

Mr Templeton said Impact Capital had developed - with assistance from international accounting and professional services firm KPMG - a proposed funding structure and platform that would readily and efficiently facilitate the Company's future funding needs.

"We have settled on a preferred refinancing strategy involving a group of banks (including BankWest) which we believe will achieve our financing objectives and maximise the Company's flexibility beyond the medium term," he said.

Impact capital

Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

Mr Templeton confirmed the Company would post a record full year operating profit before tax of between $ 3.9 million and $4.1 million in line with earnings guidance provided in February this year.

"We have also been able to tick off another of our corporate goals in achieving our loan book target for FY08," he said. "This has been achieved with no increase in credit risk, due to a strict adherence to conservative credit policies and procedures."

Mr Templeton also reiterated that Impact Capital was not a sub-prime lender as all borrowers had identifiable sources of repayment with no reliance on their capacity to service debt.

Bank West Facility

Summary of the key terms of the variation with BankWest:

- expansion of definition of "eligible loans" as utilised in LVR which optimises usage of the varied facility although no change in absolute limit of 70%;
- increase in facility limit by $5m to $55.5m;
- increase in margin above BBSW to a weighted average of 180pts when fully drawn to $55.5m;
- no change to term i.e. expiry 4 September 2010; and,
- no material change to other terms and conditions.

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding;
- Outlay disbursement funding for key legal firms and their clients; and
- Property Marketing Finance.

For further information please contact:

Russell Templeton Managing Director	Alison Hill Chief Financial Officer	Or	Richard Owen Principal Consultant, Three Plus
+ 61 (0) 7 3211 8000 + 61 (0) 407 639 622	+ 61 (0) 7 3211 8000 + 61 (0) 411 488 850		+ 61 (0) 7 3503 5700 + 61 (0) 412 869 937

Form 603

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To: Company name/Scheme	**Impact Capital Limited**
ACN/ARSN	**ACN 094 503 385**

1. Details of substantial holder (1)

Name	**Wilson Management Group** refer to the entities listed in annexure A
ACN (if applicable)	
The holder became a substantial holder on	**13 June 2008**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary Shares	**3,390,559**	**3,390,559**	**5.20%**

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Wilson Management Group	See annexure A	ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Wilson Management Group	Invia Custodian Pty Limited <WAM Capital Ltd A/c>	WAM Capital Limited	2,365,730 ordinary shares
	Invia Custodian Pty Limited <WAM Equity Fund A/c>	Botanical Nominees Pty Limited ATF Wilson Asset Management Equity Fund	812,730 ordinary shares
	Invia Custodian Pty Limited <WAM Active Ltd A/c>	WAM Active Limited	212,099 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See annexure A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
Wilson Asset Management (International) Pty Limited (ACN 081 047 118) and MAM Pty Limited (ACN 100 276 542)	In accordance with section 12(2)(c) of the Corporations Act - controlled by an entity that controls the other.

7. Addresses

The addresses of the person named in this form are as follows:

Name	Address
Wilson Asset Management (International) Pty Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
MAM Pty Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
WAM Capital Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
Botanical Nominees Pty Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
Wilson Investment Fund Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
WAM Active Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
Invia Custodian Pty Limited	Level 15, 101 Collins Street, Melbourne VIC 3000
GW Holdings Pty Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
Geoffrey Wilson	C/- Level 11, 139 Macquarie Street, Sydney NSW 2000

[redacted]

Signature

print name Geoffrey Wilson capacity Director

sign here date 14/07/08

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangements, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Annexure 'A'

1. Details of Wilson Management Group

Wilson Asset Management (International) Pty Limited (ACN 081 047 118)

MAM Pty Limited (ACN 100 276 542)

WAM Capital Limited (ACN 086 587 395)

WAM Active Limited (ACN 126 420 719)

Botanical Nominees Pty Limited as trustee of the Wilson Asset Management Equity Fund (ACN 081 032 000)

Wilson Investment Fund Limited (ACN 100 504 541)

GW Holdings Pty Limited (ACN 102 329 377)

Geoffrey Wilson

3. Details of relevant interests: Nature of Relevant Interest

Wilson Asset Management (International) Pty Limited - Manages the portfolio of investments of and has a relevant interest under section 608(1)(b) in securities held by WAM Capital Limited and Botanical Nominees Pty Limited as trustee of the Wilson Asset Management Equity Fund.

MAM Pty Limited - manages the portfolio of investments of and has a relevant interest under section 608(1)(b) in securities held by Wilson Investment Fund Limited and WAM Active Limited.

GW Holdings Pty Limited - taken to have a relevant interest in the voting securities under section 608(3)(b) of the Corporations Act 2001.

Geoffrey Wilson - taken to have a relevant interest in the voting securities under sections 608(1)(b) and 608(3)(b) of the Corporations Act 2001.

5. Consideration

Holder of relevant interest	Date if acquisition	Consideration		Class and number of securities	
		Cash	Non-cash		
Wilson Management Group	22/05/08	$198,208.30		429,000	ordinary shares
Wilson Management Group	29/05/08	$6,134.75		13,278	ordinary shares
Wilson Management Group	13/06/08	$353,283.65		799,400	ordinary shares
Wilson Management Group	22/05/08	$40,196.09		87,000	ordinary shares
Wilson Management Group	13/06/08	$71,680.70		162,197	ordinary shares
Wilson Management Group	22/05/08	$48,512.52		105,000	ordinary shares
Wilson Management Group	13/06/08	$87,041.06		196,954	ordinary shares

This is annexure 'A' of 1 page referred to in Form 603 Notice of Initial Substantial Holder

Name: Geoffrey Wilson

Capacity: Director

Date: 14 July 2008

Form 603

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To: Company name/Scheme	**Impact Capital Limited**
ACN/ARSN	**ACN 094 503 385**

1. Details of substantial holder (1)

Name	**Wilson Management Group** refer to the entities listed in annexure A
ACN (if applicable)	
The holder became a substantial holder on	**13 June 2008**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary Shares	**3,390,559**	**3,390,559**	**5.20%**

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Wilson Management Group	See annexure A	ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Wilson Management Group	Invia Custodian Pty Limited <WAM Capital Ltd A/c>	WAM Capital Limited	2,365,730 ordinary shares
	Invia Custodian Pty Limited <WAM Equity Fund A/c>	Botanical Nominees Pty Limited ATF Wilson Asset Management Equity Fund	812,730 ordinary shares
	Invia Custodian Pty Limited <WAM Active Ltd A/c>	WAM Active Limited	212,099 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See annexure A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
Wilson Asset Management (International) Pty Limited (ACN 081 047 118) and MAM Pty Limited (ACN 100 276 542)	In accordance with section 12(2)(c) of the Corporations Act - controlled by an entity that controls the other.

7. Addresses

The addresses of the person named in this form are as follows:

Name	Address
Wilson Asset Management (International) Pty Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
MAM Pty Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
WAM Capital Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
Botanical Nominees Pty Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
Wilson Investment Fund Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
WAM Active Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
Invia Custodian Pty Limited	Level 15, 101 Collins Street, Melbourne VIC 3000
GW Holdings Pty Limited	Level 11, 139 Macquarie Street, Sydney NSW 2000
Geoffrey Wilson	C/- Level 11, 139 Macquarie Street, Sydney NSW 2000

[redacted]

Signature

print name Geoffrey Wilson capacity Director

sign here date 14/07/08

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangements, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information

- The time spent by all employees in collecting and providing this information

hrs mins

Annexure 'A'

1. Details of Wilson Management Group

Wilson Asset Management (International) Pty Limited (ACN 081 047 118)

MAM Pty Limited (ACN 100 276 542)

WAM Capital Limited (ACN 086 587 395)

WAM Active Limited (ACN 126 420 719)

Botanical Nominees Pty Limited as trustee of the Wilson Asset Management Equity Fund (ACN 081 032 000)

Wilson Investment Fund Limited (ACN 100 504 541)

GW Holdings Pty Limited (ACN 102 329 377)

Geoffrey Wilson

3. Details of relevant interests: Nature of Relevant Interest

Wilson Asset Management (International) Pty Limited - Manages the portfolio of investments of and has a relevant interest under section 608(1)(b) in securities held by WAM Capital Limited and Botanical Nominees Pty Limited as trustee of the Wilson Asset Management Equity Fund.

MAM Pty Limited - manages the portfolio of investments of and has a relevant interest under section 608(1)(b) in securities held by Wilson Investment Fund Limited and WAM Active Limited.

GW Holdings Pty Limited - taken to have a relevant interest in the voting securities under section 608(3)(b) of the Corporations Act 2001.

Geoffrey Wilson - taken to have a relevant interest in the voting securities under sections 608(1)(b) and 608(3)(b) of the Corporations Act 2001.

5. Consideration

Holder of relevant interest	Date if acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
Wilson Management Group	22/05/08	$198,208.30		429,000 ordinary shares
Wilson Management Group	29/05/08	$6,134.75		13,278 ordinary shares
Wilson Management Group	13/06/08	$353,283.65		799,400 ordinary shares
Wilson Management Group	22/05/08	$40,196.09		87,000 ordinary shares
Wilson Management Group	13/06/08	$71,680.70		162,197 ordinary shares
Wilson Management Group	22/05/08	$48,512.52		105,000 ordinary shares
Wilson Management Group	13/06/08	$87,041.06		196,954 ordinary shares

This is annexure 'A' of 1 page referred to in Form 603 Notice of Initial Substantial Holder

Name: Geoffrey Wilson

Capacity: Director

Date: 14 July 2008

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	**30 JUNE 2008**

CONSOLIDATED STATEMENT OF CASH FLOWS

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers for: (note 1)		
	(a) Interest income	2,377	7,015
	(b) Fee income	147	363
1.2	Payments to suppliers for		
	(a) staff costs	(572)	(2,301)
	(b) advertising and marketing	(108)	(483)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(298)	(1,270)
1.3	Dividends received	-	-
1.4	Other interest income received (note 2)	28	115
1.5	Interest expense and other costs of finance paid (note 3)	(1,222)	(2,333)
1.6	Income taxes paid	-	(860)
1.7	Other	-	-
	Net operating cash flows	**352**	**246**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	**Net operating cash flows (carried fwd)**	**352**	**246**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	(143)	(222)
	(e) plant and equipment	(56)	(166)
	(f) other non-current assets	7	-
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	(2)	238
	(c) intellectual property	-	-
	(d) other intangible assets (software)	-	-
	(e) plant and equipment	-	-
	(f) other non-current assets	-	-
1.11	Loans advanced to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (note 4)		
	(a) loans advanced to customers	(12,351)	(46,885)
	(b) loans repaid by customers	8,613	27,662
	(c) payments for loans assigned by a third party	-	(1,538)
	Net investing cash flows	**(3,932)**	**(20,911)**
1.14	**Total operating and investing cash flows**	**(3,580)**	**(20,665)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings (note 5)	4,000	47,500
1.18	Repayment of borrowings (note 5)	-	(27,500)
1.19	Dividends paid	-	-
1.20	Other – transaction costs	(22)	(286)
	Net financing cash flows	**3,978**	**19,714**
	Net increase (decrease) in cash held	**398**	**(951)**
1.21	Cash at beginning of quarter/year to date	969	2,319
1.22	Exchange rate adjustments to item 1.20	(1)	(2)
1.23	**Cash at end of quarter**	**1,366**	**1,366**

Explanatory notes to "Cash flows related to operating activities"

Note 1:	Receipts from customers Operational receipts from customers represent interest and fee income received on the repayment of loans. As the loans to customers are not subject to periodic repayments but are repaid in one sum on final settlement of the customers underlying legal matter, the amount of interest and fee income included in the operational receipts for the period can differ significantly from the accrual based calculation of interest and fee income for recognition in the profit for the same period. On a cumulative basis however the amounts are equal. Operational receipts from customers do not include repayments of principal amounts as these are considered to be cash flows related to investing activities (refer note 7 below). (a) Interest income Interest income received includes fees charged on the establishment of the loan which form an integral part of the effective interest rate charged on funds advanced. (b) Fee income Fee income received includes annual assessment and account servicing fees, the amount of which can not be established on commencement of the loan to customers and which does not form a part of the effective interest rate.
Note 2:	Other interest income is received on surplus cash deposits held at bank.
Note 3:	Interest and financing costs are paid on facilities disclosed at item 3.1 below.

Explanatory notes to "Cash flows related to investing activities"

Note 4:	Loans advanced to and repaid by customers represent principal amounts only and are classified as investing cash flows in recognition of their capital nature. Interest and fee receipts generated from this capital investment are classified as operating receipts from customers (refer note 1) rather than as investing cash flows.

Explanatory notes to "Cash flows related to financing activities"

Note 5:	During the September quarter the Company refinanced its debt facilities with the Bank of Western Australia Ltd and in accordance with the terms of the new facility repaid in full the outstanding Bank Bill facility with National Australia Bank Limited.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	133
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

On 18 March 2008, Impact Capital Limited unconditionally sold its investment in Impact Holdings UK Plc for $1.256 million on a deferred settlement basis. Settlement is due on 31 December, 2009 and accordingly, this sale has no effect on the Statement of Cash Flows for the current year.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	50,500	45,000
3.2	Credit standby arrangements	-	-

On 4 July 2008 the Bank of Western Australia Ltd agreed to an increase in the existing loan facilities by a further $5 million, to a total of $55.5 million with expiry unchanged at 4 September 2010.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,366	969
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other Term deposits with restricted use under terms of bank bill facility agreement but which considered cash for purposes of this cash flow statement	-	-
	Total: cash at end of quarter (item 1.23)	**1,366**	**969**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: ..29 July 2008...........
(Director/~~Company secretary~~)

Print name: ......RUSSELL ERIC TEMPLETON.................

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END

+ See chapter 19 for defined terms.